Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BTCS Inc. and Subsidiaries on Amendment No.3 to Form S-1 of our report, dated February 18, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern , with respect to our audit of the consolidated financial statements of BTCS Inc. and Subsidiaries as of December 31, 2015 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We did not audit the adjustments to retrospectively apply the change of the reverse stock split, which occurred subsequent to the year ended December 31, 2015, which were audited by other auditors. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

New York, NY
January 18, 2018